Exhibit 4.8
Lease Agreement
(Kamiyacho Prime Place)
11/29/2007
Lessor : AIG Global Real Estate Asia Pacific Inc.
Lessee : Gmarket Inc.

Outline of Lease Agreement

(1)	Lessor		AIG Global Real Estate Asia Pacific Inc

(2)	Lessee		Gmarket Inc.

		Name	Kamiyacho Prime Place
		Address	4-1-17 Toranomon Minato-ku, Tokyo
(3)	Building	Structure & Size	Steel frame, partial reinforced steel concrete structure, reinforced concrete structure 12 stories above ground, 2 stories underground, 2 stories penthouse
		Total floor space	16,765.10 m2

Space (center line of wall calculation)
(4)	Lease space	9 Total	237.51 m2		71.84py
		Total	237.51 m2		71.84py

(5)	Use Type		Office
			Calculation	Lease	Consumption Tax Subtotal

(6)	Rent (Monthly)		9 Total	¥2,873,600	¥143,680	¥3,017,280
	Common Area Charge (Monthly)		9 Total	¥ 287,360	¥ 14,368	¥ 301,728

Coefficient
(7)	Deposit		9 Total	¥43,104,000

(8)	Lease Period		9 Total	December 1, 2007~ November 30, 2009

(9)	Rent and Common Area Charge of Initial Charging Date		9 Total	Rent: From January 1, 2008 Common Area Charge : From December 1, 2007

(10)	Special Clause	Article 32. Addition
As for the payment method of the rent, common area charge pursuant to Article 5 and other expenses pursuant to Article 6, it shall be added that the payment shall be made by automatic bank transfer from the bank designated by the Lessor.

Lease Agreement
The Lessor, AIG Global Realestate Asia Pacific Inc (“the Lessor”) and the Lessee, GMarket Inc. (“the Lessee”) hereby enter into this Lease Agreement (this “Agreement”) where the Lessor rent the Lease Space as specified in the Outline of Lease Agreement according to Article 38 of the Land and House Lease Law (“the Law”). Also the Lessor and the Lessee confirm that the Agreement is a sublease agreement. This Agreement is a sublease agreement from the lease agreement (the “Master Lease Agreement”) between the Chou Mitsui Trust and Banking Company, Ltd., owning the building as trustee (“the Trustee”) and the Lessor.
Article 1. Lease Space
The lease space (the “Lease Space”) shall be the lease space defined in Section (4) of the Outline of Lease Agreement (the “Outline”) out of the building as specified in Section (3) of the Outline (“the Building”) and shall follow the attached drawing.
Article 2. Use Type
The Lessee shall use the Lease Space for the purpose specified in section (5) of the Outline and shall not use the space for any other purpose, with the exception when the Lessee obtained a prior written approval from the Lessor.
Article 3. Lease Period
1.	The lease period (the “Lease Period”) shall be as specified in the Section (8) of the Outline.

2.	This Agreement shall be terminated according to the previous Paragraph and shall not be renewed.

3.	The Lessor shall notify the Lessee the effect of termination of the Agreement due to expiration of the Lease Period from one (1) year to six (6) months prior to the expiration date of the Agreement pursuant to Paragraph 1 (“the Notification Period”).

4.	If the Lessor fails to make the above notification, the Lessor cannot demand the termination of this Agreement and the Lessee can continue to lease the Lease Space even after the Lease Period in Paragraph 1. However, when the Lessor notifies the Lessee after the Notification Period on the effect of the termination of this Agreement due to expiration of the contract period, the Agreement shall expire on 6 months from the day when the notification is made.

Article 4. Termination during Lease Period
The Lessor and the Lessee cannot terminate this Agreement prior to the expiration of the Lease Period.
Article 5. Rent and Common Area Charge
1.	The rent and common area charge shall be the amounts specified in Section (6) of the Outline and the Lessee shall pay by the 25th day of each month (or previous business day, if the last day falls on a bank holiday) the rent and common area charge of the following month to the bank account owned by the Trustee designated by the Lessor. Transfer commission shall be paid by the Lessee.

2.	The common area charge of the previous Paragraph shall include the cost of all services provided by the Lessor and the maintenance of the common use area of the building.

3.	The rent and common area charge of a month leased less than one month shall be calculated pro rata.

4.	The Lessee shall pay the Lessor according to the same method as above Paragraph 1 the consumption tax and regional consumption tax on the rent and common area charge (“the consumption tax and others”. When the tax ratio is adjusted, the amount shall be calculated according to the adjusted ratio.)

5.	The Lessor shall omit issuing receipt.

6.	The initial charging date for the rent and the common area charge shall be according to Section (9) of the Outline.
Article 6. Other Expenses than the Rent
The Lessee shall pay the following other expenses along with the rent and common area charge of the Paragraph 1 of the previous Article as charged by the Lessor.
1.	Heating and cooling, air conditioning, garbage treatment, electricity, gas, water and sewer charges incurred in relation to the Lessee using the Lease Space.

2.	Expense for cleaning and repair of the Lease Space (including the operation, equipment and fixtures of the Lessee)

3.	Expense required to replace the tube-type thin and long bulb installed in the light fixture of the Lease Space

4.	Expense for extermination of rodent and vermin in the Lease Space

5.	Air conditioning utility charged to operation, fixtures newly installed, added, or modified by the Lessee (regardless of who the utility is charged to)

6.	Other charges and dues should be borne by the Lessee
Article 7. Revision of the Rent
1.	During the term of this Agreement, the rent shall not be revised.

2.	Article 32. Request for Increase/Decrease of the Rent shall not be applied to this Agreement.
Article 8. Deposit
1.	The Lessee shall pay to the Lessor the amount specified in Section (7) of the Outline as the deposit (the “Deposit”) upon the execution of this Agreement.

2.	No interest shall accrue on the Deposit.

3.	During the life of the Agreement, the Lessee cannot demand the deposit to be used to offset other debt to the Lessor other than the rent.

4.	If the Lessee is delinquent in rent payment, is default or is liable for damages resulting from this Agreement and/or other agreements supplementary to this Agreement, the Lessor may use part or whole of the deposit for the delinquent, default or liability.

5.	If the Lessor used the deposit for the Lessee’s liability according to the previous Paragraph, the Lessee should replenish the shortage in the Deposit within one (1) week from when the Lessee received the notification of replenishment.

6.	Upon the termination of this Agreement is terminated, when the Lessee completely vacates the lease space, and when the Lessee pays for all the debt to the Lessor with the Deposit, the Lessor should immediately return the balance of the Deposit, if any.

7.	When the Master Lease Agreement between the Lessor and the owner of the building is terminated, unless otherwise agreed in writing between the owner of the building at the time of the concerned termination or the new lesser and sublessor and the Lessee, the Lessor continues to hold the liability to return the Deposit and no one else other than the Lessor has the liability for the Deposit.
Article 9. Damages from Delinquency
If the Lessee is delinquent in paying the rent and other debt, the Lessor may charge the Lessee on damages from the delinquency with the annual ratio of 14% (pro rata). The payment by the Lessee of the damages, however, shall not prevent the Lessor from exercising the right to terminate this Agreement.

Article 10. Prohibited Acts
The Lessee shall not engage in the followings unless otherwise secured a prior written approval from the Lessor on Paragraph 1 or 4.
1.	Assignment to a third party or use as pledge of the right of lease and the claim for the Deposit and any other rights of all parties concerned resulting from this Agreement

2.	Succession to another party than the Lessee of the general rights of all parties concerned resulting from this Agreement regardless of the manner how it is done including assignment or merger of business

3.	Renting part or whole of the Lease Space to a third party or offering the space for the use of a third party

4.	Housing a third party in the Lease Space or disclosing the name of another party that occupies the Lease Space other than the Lessee.

5.	Use of the Lease Space as accommodation

6.	Any activity that may cause trouble to other lessees and any other activity that may cause damage to the building including the Lease Space

7.	Carrying in and housing a dangerous object that may cause fire or explosion

8.	Activity that violates the management regulations specified by the Lessor

9.	Any other activity that may harm the trust with the Lessor
Article 11. Care of a Good Manager
The Lessee shall use the Lease Space and common use area with the care of a good manager.
Article 12. Activity that Requires Approval from the Lessor
1.	The Lessee is required to obtain a prior written approval from the Lessor when the Lessee is engaged in any of the following activities.
A.	To newly install, add, modify or relocate partition, window and any other operation and fixture

B.	To newly install, extend and/or modify electrical, water supply/distribution, hygienic, air conditioning, gas, telephone, cable broadcasting fixtures

C.	To post a notice or display the trade name, trademark and any others on the entrance, wall, windows and/or shutter

D.	To install safe and any other heavy weight item

E.	To exchange lock of the entrance

F.	To install signage and other advertisement material

2.	Any work that accompanies the above Paragraph shall be carried out by the Lessor or the service provider designated by the Lessor whose cost shall be borne by the Lessee.

3.	Even when a work specified in Paragraph 1 is approved by the Lessor or is carried out by the Lessor or the service provider designated by the Lessor, the Lessee shall be responsible for the compliance of the specification of the work with the construction standard act, the fire services act, and any other relevant laws and regulations (the “Applicable Laws”) and if any specification of the work is in violation of the Appplicable Laws, the Lessee should immediately carry out repair, improvement and other required action to satisfy theApplicable Laws at the Lessee’s cost and responsibility.
Article 13. Repair
1.	When there is a need or potential need for repair on the operation and fixture in the Lease Space and owned or managed by the Lessor due to damage or malfunction, the Lessee should immediately notify the Lessor of such occurrence.

2.	The repair notified by the Lessee and acknowledged by the Lessor to be required shall be at the expense of the Lesser. The repair, however, which includes repair on the paints on the ceilings and the walls of the Lease Space and on the floors, minor repair required for maintenance of other additional fixture, repair required due to intentional or negligent behavior of the Lessee or its concerned person, and repair on the operation and fixture owned by the Lessee shall be carried out at the expense of the Lessee.

3.	Even when the Lessee carries out the repair work specified in the above Paragraph at the expense and responsibility of the Lessee, the Lessee shall secure a prior written approval from the Lessor on the method of repair and the service provider.

4.	The Lessee shall provide cooperation to the repair, alteration, improvement or maintenance of the Lease Space, common use area, and other fixtures carried out by the Lesser. Additionally, the Lesser shall not be held responsible for any restriction and/or suspension in the use of Lease Space and/or common use area and loss of relevant services that result from such work.
Article 14. Indemnity
If harm is done to the Lessor, other lessee or a third party due to intentional or negligent action of the Lessee or its representation, employee, contractor, visitor and any other concerned person, the Lessee shall immediate report of such harm to the Lesser and at the same time shall indemnify damages done to all the concerned parties by such methods as restoration of its original condition at the expense of the Lessee.
Article 15. Termination of the Agreement
1.	If the Lessee is in any of the following situations, the Lessor may terminate this Agreement without any notice.
A.	Delinquency in payment of the rent and other debt for two (2) consecutive months, or several delays in payment

B.	Under attachment, provisional disposition, compulsory execution, delinquency disposition, and/or suspension of banking transaction

C.	Initiation of dissolution, bankruptcy, civil rehabilitation, liquidation, corporate reorganization, or any other similar proceedings

D.	Provision of the Lease Space for the use by a gang or any other unlawful organization

E.	Significant damage to the reputation, offense against public morals

F.	Violation of any Paragraph of this Agreement or any other agreement established supplementary to this Agreement
2.	If this Agreement is terminated due to any of the above Paragraph, the Lessee shall pay the Lessor the rent and common area charge for the remainder of the Lease Period. The Lessee shall not interfere with the Lessor in its pursuit of claim for damages from the Lessee.
Article 16. Natural Termination of the Agreement
This Agreement shall be naturally terminated if the part or whole of the building is destroyed or damaged and the Lease Space can no longer be used due to natural disaster or any other cause unattributable to the Lessor. The Lessor shall not be held responsible for any damages to the Lessee due to such occurrence and the Lessee shall not claim monetary and any other form of compensation regardless of item.
Article 17. Restoration to Original Condition
1.	When this Agreement is terminated, the Lessee shall remove any operation and fixture newly installed, added or modified at the expense of the Lessee and any furnishings owned by the Lessee at the Lessee’s cost, and also shall remove the item newly installed or added by the Lessor at the request of the Lessee when such removal is requested by the Lessor before the Lessee return the lease space to the Lessor. Original condition of the Lease Space shall be the condition as described in

Attachment 1. Additionally, the Lessee shall in principle request the restoration work to the Lessor or the service provider designated by the Lessor.

2.	If the Lessee fails to restore the Lease Space to its original condition concurrent to the termination of this Agreement, the Lessor may remove the operation and fixture of the Lease Space and at the same time restore the wear and tear caused by misuse, damage, malfunction or any other use by the Lessee and charge the cost to the Lessee.

3.	After the Lessee returned the Lease Space due to the termination of this Agreement, if there is any item left inside the Lease Space or the building, the Lessor may consider that the Lessee has abandoned the ownership of the concerned item and may dispose the item at its discretion and charge the removal cost to the Lessor.

4.	Around the evacuation of the Lease Space, the Lessee shall not claim reimbursement on the cost spent for the Lease Space, operation and fixture, moving cost, entry/exit fee, and/or premium. Moreover, the Lessee shall not request the Lessor to purchase the operation and fixture installed at the cost of the Lessee inside the Lease Space.
Article 18. Usage Fee until the Completion of Surrender
If the Lessee fails to evacuate the Lease Space at the time of the termination of this Agreement, the Lessee shall pay the Lessor the damages in the equivalent amount of the rent and the common area charge, the consumption tax and any other expenses of the Lessee occurred from the termination of this Agreement to the completion of Surrender (the Damages from Usage”) and shall compensate for any loss to the Lessor caused by such delay. If the Lessee surrenders or evacuates the Lease Space without fulfilling the responsibility of restoration as specified in Article 17, the Lessee must pay the Lesser the Damages from Usage during the period required for the restoration work.
Article 19. Building Maintenance
The Lessor may commission the building maintenance to a third party (the “Building Manager”). The details of building maintenance shall include each of the following items.
1.	Operation, check, general repair of electrical, air conditioning, water supply and distribution, hygienic, disaster prevention, elevator, parking and any other subsidiary facilities

2.	Cleaning and hygienic maintenance

3.	Prevention of fire, theft and natural disaster, security

4.	Building exterior and trees and plant management

5.	Oversight on construction work for maintenance, conservation, repair, renovation, renewal, extension, and/or painting of the main building, fixture, operation

6.	Collection of water, light and heat charge and payment to the utility provider

7.	Planning and research for repair and maintenance

8.	Relevant application, report and declaration to the concerned authority
Article 20. Lessor’s Entry into Lease Space for Inspection
1.	When necessary for the maintenance of the building or the Lease Space, the Lessor, the building manager, or anyone designated by the Lessor may enter the Lease Space for inspection and seek appropriate measures with prior notice to the Lessee. If an emergency or urgency prevents the Lessor from sending a prior notice to the Lessee, the Lessor shall provide immediate notice to the Lessee afterwards.

2.	In case of the previous Paragraph, the Lessee shall cooperate with the measures taken by the Lessor.

3.	When the Lessor, the building manager or the person designated by the Lessor enters in the lease space according to the previous Paragraph 1. the confidential business information acquired during such entry shall be kept confidential during and after the term of the Agreement and shall not disclose the confidential information to any third party.
Article 21. Exemption
1.	The Lessor shall not be held responsible for any loss to the Lessee from the force majeure, fire, flood, earthquake, disaster, theft, riot and/or damage or operation of the building, electrical, gas, water, air conditioning, elevator, parking facilities, unless the Lessor was negligent in its care as a good manager or has intentional or gross negligence.

2.	The same exemption shall be applied to temporary suspension of the Lease Space due to legal restriction including an administrative order.
Article 22. Notification
If there is a major change in the address, trade name, representative, purpose of business, capital and other major item in the commercial business registration of the Lessee, the change shall be immediate notified to the Lessor in writing.
Article 23. Observation of the Regulations
The Lessee shall observe the regulations of the building and its premises and other relevant rules specified by the Lessor and shall have the employees and contracts of the Lessee to observe the rules and regulations.
Article 24. Private Information
1.	The Lessee and a Joint Surety (the “Joint Surety”, if this Agreement involves one) shall confirm that information relevant to the management and operation of this Agreement and the building (the “Building”), the Joint Surety and the occupant of the Lease Space (including the address, name, contents of the Agreement, performance of the Agreement and any other information. The “information”) may be shared with the owner of the building (the “Owner of the Building” including the trust bank or company that is the trustee), the beneficiary of the trust, the party with the right to lease, the building management company and anyone who is commission by any of the above mentioned entity (including all of the above and, the successor and the successor to be from the above concerned party) for the performance of this Agreement and the management of the Building within the boundary that is necessary to perform respective duty.

2.	The Lessee and the Joint Surety shall agree that in each of the following circumstances, the Information may be provided to a third party for the each of the following objective and necessary boundary and under the responsibility for confidentiality.
A.	Disclosure to a person who secures the beneficiary right to the Building or the trust, provides or intends to provide loan to or investment of the Building or its trust under the commission or approval from the Owner of the Building or the trust beneficiary for the purpose of valuation of the Building or its beneficiary right of the trust and other relevant review

B.	Around the termination of the trust agreement on the Building, transfer of the ownership or the status as the party with the right to lease, disclosure to the person who intends to succeed the ownership or the right to lease of the Building for the purpose of succession of this Agreement and appropriate management of the Building
3.	As per the joint user and the purpose of usage of this Article, AIG Global Reatestate Asia Pacific Inc., (8fl, AIG Building, 1-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo Japan. “AIGGRE”) shall be the point of contact or the manager. If AIGGRE is the party to succeed its position in this Agreement, the Lessee and the Joint Surety shall agree in advance that the successor of the party designated by AIGGRE assumes the position of the contact point or the manager.

Article 25. Joint Surety
1.	If the Lessee has a Joint Surety, the Joint Surety shall have the responsibility jointly with the Lessee under this Agreement (including renewal and modification of the terms of this Agreement) for any and all debt of the Lessee to the Lesser.

2.	When there is a material change the address, trade name, representative, purpose of business, capital amount and any other important information, details on the residence identification, and/or matters related to the status, the Lessee and the Joint Surety shall immediately notify the Lesser of the change in writing.

3.	When the Joint Surety falls under Article 15.1.2 or 15.1.3, or otherwise loses the status of a joint surety as recognized by the Lessor, the Lessee shall designated another joint surety immediately and receive approval from the Lessor.
Article 26. Jurisdiction
If there is a conflict between the Lesser and the Lessee in relation to this Agreement, the Tokyo District Court shall be the competent court.
Article 27. Governing Law
The Japanese Laws shall be the governing law of this Agreement.
Article 28. Good Faith Principle
When there is a conflict in interpreting and applying this Agreement or when this Agreement does not provide a definition, the Lessor and the Lessee shall consult with each other to resolve the conflict according to the relevant laws and customs and under the good faith principle.
Article 29. Special Clause on Renewal
1.	From twelve (12) months to nine (9) months prior to the termination of this Agreement, the Lessee may apply to the Lessor for a new lease agreement (the Renewal of Agreement”) with the effective date as the following date of the termination of this Agreement.

2.	When receiving such application, the Lessor shall immediately start consultation with the Lessee on the terms and conditions of the lease for the Renewal of Agreement, and when the consultation comes to an agreement on the concerned terms and condition sin six (6) months prior to the termination of this Agreement, the Lessor shall establish the Renewal of Agreement with the Lessee. Additionally, if an agreement was failed to be reached in six months prior to the termination of theis Agreement, the Lessor may express its intention not to renew this Agreement.

3.	After the Lessor agrees to the renewal of this Agreement, if the Lessee carries out any activity or circumstance under each item under Article 15.1 until the termination of the Agreement, the expressed intention of the Lessor on the renewal shall naturally lose its effect without any notice and the Lessor shall not be held responsible for such loss.
Article 30. Succession of the Lessor
When the Master Lease Agreement established between the Lessor and the Owner of the Building expires, the Lessor shall succeed the status of the Lessor of this Agreement (including the liability to return the Deposit) to the owner of the building or a new lessor, and the Lessee shall approve of such succession (including submission of the approval document).
Article 31. Change in the Name of the Building
The Lessee shall approve in advance to potential change of the name of the Building in the future, and shall not seek any monetary compensation for any such change.
The End.
In Witness whereof, the parties shall prepare, name and sign two original copies of this Agreement, and each shall keep one original copy.
November 29, 2007
The Lessor: Yamata Takuya, Japanese Representative of AIG Global Realestate Asia Pacific Inc. (1-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo Japan)
The Lessee: Hyo-Jong Kim, Japanese Representative of Gmarket Inc. (6-13, 4-CHome, Minato-Ku, Tokyo, Japan)
The Joint Surety: Hyo-Jong Kim

Attachment 1. Standard for Restoration
The following shall be the standard for restoration of the Lease Space to its original condition performed by the Lessee in case of the expiration of this Agreement or this termination of the agreement.
1.	Scope

The scope of restoration shall be the whole Lease Space (the concerned space under this Agreement).

2.	Operation and fixture installed by the Lessee

Operation, fixture installed by the Lessee and/or installed by the Lessor at the request of the Lessee shall be completely removed to restore the Lease Space to the same condition as the beginning of this Agreement.

Any damage incurred from the installation of the operation and fixture and the site of alteration should be restored.

3.	Restoration of each area

Each area of the interior of the Lease Space shall be restored as follows.
A.	Floor
i.	Tile carpet shall be completely replaced
B.	Walls
i.	Any painted walls shall be repainted, and any cross shall be reattached and replaced.

ii.	Any rough-finished article shall be replaced.

iii.	Any other area shall be restored as agreed by the Lessor and the Lessee.
C.	Ceiling
i.	The ceiling is in principle shall be renewed and reapplied, but when a part of whole of the ceiling was processed in conjunction with modification or addition of partition, air conditioning, lighting fixtures or facilities, the processed area shall be repainted.
D.	Lighting Fixture
i.	All the lighting fixture shall be cleaned

ii.	All tube-shaped thin long bulbs shall be replaced

iii.	All additional fixtures shall be removed
E.	Air Conditioning

The outlet and inlet of air conditioning facility shall be cleaned. When the facility is relocated or added, the facility shall be relocated.

F.	Wall partitioning interior and exterior (door, sash)
i.	Steel and wooden partition walls with paint finish should all be repainted.

ii.	Aluminum and stainless partition walls without paint finish should be all cleaned and any damaged one should be repaired or replaced.

iii.	Lost key or damaged cylinder shall be replaced.

iv.	Blinds shall be cleaned and any damaged one should be repaired or replaced.
4.	Telephone Line

All telephone lines from IDF to the Lease Space shall be removed.
The End